UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

On May 2, 2006, Saxon Capital, Inc. (the "Company") issued a press release announcing a $494.7 million asset-backed securitization. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure

On April 28, 2006, the Company issued a press release announcing its earnings release and conference call dates for its results for the first quarter of 2006. A copy of the press release is attached as Exhibit 99.2 and is incorporated herein by reference. The information set forth under this Item 7.01 of this Report (including the exhibits) is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information set forth under this Item 7.01 of this Report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events

On April 26, 2006, the Company entered into a purchase agreement for the issuance and sale of $150.0 million in aggregate principal amount of its 12% Senior Notes (the "Notes") due 2014 to an initial purchaser for resale in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1033. Attached hereto as Exhibit 99.3 and incorporated herein by reference is a copy of a press release issued by the Company on April 27, 2006 announcing the pricing of the private offering of the Notes.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated May 2, 2006.

99.2 Press Release dated April 28, 2006.

99.3 Press Release dated April 27, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep
Executive Vice President and Chief Financial Officer

Date: May 2, 2006

INDEX TO EXHIBITS

<u>Exhibits</u>

99.1 Press Release dated May 2, 2006.

99.2 Press Release dated April 28, 2006.

99.3 Press Release dated April 27, 2006.

Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
(804) 967-7879

Ms. Meagan L. Green
Investor Relations Analyst
(804) 935-5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces $494.7 Million Asset-Backed Securitization

GLEN ALLEN, VA. (May 2, 2006) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced the securitization by its affiliate, Saxon Asset Securities Company, and the related offering by Saxon Asset Securities Trust 2006-1 ("SAST 2006-1") of $494.7 million of notes backed by conforming and non-conforming mortgage loans transferred to the trust in the securitization. The securitization lead manager is Credit Suisse, and co-managers are Banc of America Securities LLC, JPMorgan, Merrill Lynch & Co, and RBS Greenwich Capital. The certificates are offered pursuant to a Prospectus dated April 26, 2006 and Prospectus Supplement dated April 28, 2006.

The notes, which will be characterized as debt for both tax and financial reporting purposes, will represent obligations of SAST 2006-1, a Delaware statutory trust. The assets of the trust will include two groups of mortgage loans secured by one-to-four family residential properties. Saxon will use the proceeds from the securitization to provide long-term financing of the mortgage loans and for general corporate purposes.

Securities	Amount	Benchmark	Spread/ Margin	Coupon	Ratings: Moody's/S&P
A-1	$199,612,000	1 Month LIBOR	0.155%	L + 0.155%	Aaa / AAA
A-2A	$125,644,000	1 Month LIBOR	0.060%	L + 0.060%	Aaa / AAA
A-2B	$20,671,000	1 Month LIBOR	0.110%	L + 0.110%	Aaa / AAA
A-2C	$44,178,000	1 Month LIBOR	0.160%	L + 0.160%	Aaa / AAA
A-2D	$9,124,000	1 Month LIBOR	0.270%	L + 0.270%	Aaa / AAA
M-1	$36,748,000	1 Month LIBOR	0.310%	L + 0.310%	Aa2 / AA
M-2	$10,499,000	1 Month LIBOR	0.330%	L + 0.330%	Aa3 / AA
M-3	$9,499,000	1 Month LIBOR	0.390%	L + 0.390%	A1 / AA-
M-4	$9,250,000	1 Month LIBOR	0.430%	L + 0.430%	A2 / A+
M-5	$8,250,000	1 Month LIBOR	0.510%	L + 0.510%	A3 / A
B-1	$8,250,000	1 Month LIBOR	1.000%	L + 1.000%	Baa1 / A-
B-2	$7,500,000	1 Month LIBOR	1.200%	L + 1.200%	Baa2 / BBB
B-3	$5,500,000	1 Month LIBOR	2.100%	L + 2.100%	Baa3 / BBB-
	$494,725,000				

Copies of the Prospectus and Prospectus Supplement relating to the certificates may be obtained from the Company.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v)

deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of May 2, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Exhibit 99.2

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
(804) 967-7879

Ms. Meagan L. Green
Investor Relations Analyst
(804) 935-5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces First Quarter 2006 Earnings Release and Conference Call

GLEN ALLEN, VA - (April 28, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that it will report its first quarter 2006 operating results after the market closes on Monday, May 8, 2006, and will hold its quarterly conference call to discuss these results on Tuesday, May 9, 2006 at 9:00 a.m. Eastern Time.

Investors wishing to participate in the conference call may contact Ms. Meagan Green at (804) 935-5281 for details regarding the call.

This call is being web cast by Thomson Financial and can be accessed on Saxon's web site at www.saxonmortgage.com

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of April 28, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Exhibit 99.3

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Pricing of Private Offering of $150 Million Senior Notes

GLEN ALLEN, VA. (April 27, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that it has priced its previously announced private offering of $150 million of senior notes due 2014. The notes will bear interest at a fixed rate of 12% per annum. The closing of the private offering is expected to occur on May 4, 2006 and is subject to the satisfaction of closing conditions as provided in the transaction documents.

As previously announced, the Company intends to use the net proceeds from the proposed offering for general corporate purposes, principally the acquisition of additional third-party mortgage servicing rights and whole loans in bulk. Pending application of the net proceeds of this offering as described above, the Company intends to use the net proceeds to temporarily reduce outstanding debt under one or more of its committed facilities.

The notes have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act. This announcement is neither an offer to sell nor a solicitation of an offer to buy the new senior notes.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of April 27, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.